# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BRF S.A., CIK 0001122491
CUSIP: 10552T107
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 14401 Av. Das Nacoes Unidas 22nd Floor, Chac Santo Antonio, Sao Paulo - SP, Brazil (D5), 04730 090
Date of event which requires filing of this statement: 09/04/2025
Filed by CIK 0001767640
Persons authorized to receive notices and communications: Sulaiman AlRumaih c/o SALIC, Business Gate, Building 6, 7452, Airport Branch Rd Qurtubah, Unit No. 2, Ar Riyadh, Saudi Arabia (T0), 13244-2327, 966 112681 333

## Reporting persons
- SALIC International Investment Company: type of reporting person: corporation (CO); citizenship or place of organization: Saudi Arabia (T0); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Saudi Agricultural and Livestock Investment Company: type of reporting person: corporation (CO); citizenship or place of organization: Saudi Arabia (T0); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- The Public Investment Fund (CIK 0001767640): type of reporting person: other (OO); citizenship or place of organization: Saudi Arabia (T0); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Sovereign Wealth Fund of Saudi Arabia

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: BRF S.A.
Address of issuer's principal executive offices: 14401 Av. Das Nacoes Unidas 22nd Floor, Chac Santo Antonio, Sao Paulo - SP, Brazil (D5), 04730 090
Comment:
Explanatory Note

This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on August 10, 2023 (as amended to date, the "Schedule 13D"), relating to the common shares, no par value (the "Common Shares"), of BRF S.A., a Brazilian corporation (the "Issuer"), whose principal executive office is located at 14401 Av. Das Nacoes Unidas 22nd Floor, Chac Santo Antonio 04730 090 - Sao Paulo - SP, Brazil. Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: On September 2, 2025, SALIC Investment executed a sale of an aggregate of 185,556,900 Common Shares at a net price per share of approximately R$19.96 via an auction on B3 S.A. - Brasil, Bolsa, Balcao, the Brazilian stock exchange, which settled on September 4, 2025 (the "Disposition").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained on the cover pages is incorporated by reference to this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages is incorporated by reference to this Item 5.
Transactions in the class effected during the past sixty days: Other than the Disposition, as reported in Item 4, and the Derivative Transaction, as reported in Item 6, the Reporting Persons have not effected any transactions in the Common Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the Disposition, on September 4, 2025, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Common Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Substantially concurrently with the Disposition, SALIC Investment entered into a cash-settled derivative transaction referencing 185,556,900 Common Shares ("Derivative Transaction") with an unaffiliated third-party financial institution ("Dealer"). In consideration, SALIC Investment agreed to pay Dealer an upfront payment based on the initial reference price of such referenced 185,556,900 Common Shares as determined pursuant to the terms of the Derivative Transaction, and certain other non-refundable fees payable upfront and on a quarterly basis. Pursuant to the terms of the Derivative Transaction, SALIC Investment may, at any time prior to its expiry, exercise its right to cause the settlement of the Derivative Transaction with respect to such referenced 185,556,900 Common Shares (or a portion thereof designated by SALIC Investment to be unwound) and receive, subject to the terms of the Derivative Transaction, a cash settlement payment from the Dealer as determined pursuant to the terms of the Derivative Transaction. At the expiry of the Derivative Transaction, SALIC Investment will receive, subject to the terms of the Derivative Transaction, a cash settlement payment from Dealer based on the settlement price of the then-remaining number of referenced Common Shares as determined pursuant to the terms of the Derivative Transaction. The Derivative Transaction is currently scheduled to expire on September 2, 2026.

## Signatures
- SALIC International Investment Company: /s/ Sulaiman AlRumaih, Sulaiman AlRumaih, Chief Executive Officer (09/04/2025)
- Saudi Agricultural and Livestock Investment Company: /s/ Sulaiman AlRumaih, Sulaiman AlRumaih, Chief Executive Officer (09/04/2025)
- The Public Investment Fund: /s/ Yasir O. AlRumayyan, Yasir O. AlRumayyan, Governor (09/04/2025)